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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48389

RECEIVED MAR 01 2002 143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dexia Securities U.S.A., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 Third Avenue
(No. and Street)

New York,	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nils Geenen 212 376-0132
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	**New York**	**NY**	**10019**
(Address)	(City)	(State)	(Zip Code)

PROCESSED APR 05 2002 P THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

OATH OR AFFIRMATION

I, Nils Geenen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Dexia Securities U.S.A. Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

SUZANNE DENKER
Notary Public, State Of New York
No. 31-4968206
Qualified In New York County
Commission Expires 8-18-2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
143
WASH, D.C.
SECTION

STATEMENT OF FINANCIAL CONDITION

Dexia Securities U.S.A., Inc. (formally Kempen & Co U.S.A., Inc.)

December 31, 2001
with Report of Independent Auditors

Dexia Securities U.S.A., Inc.
(formally Kempen & Co U.S.A., Inc.)

Statement of Financial Condition

December 31, 2001

Contents



■ Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholder of
Dexia Securities U.S.A., Inc.
(formally Kempen & Co U.S.A., Inc.)

We have audited the accompanying statement of financial condition of Dexia Securities U.S.A., Inc. (formally Kempen & Co U.S.A., Inc.) (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dexia Securities U.S.A., Inc. (formally Kempen & Co U.S.A., Inc.) at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
Ernst + Young LLP

February 18, 2002

Dexia Securities U.S.A., Inc.
(formally Kempen & Co U.S.A., Inc.)

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$2,063,815
Due from Parent	696,500
Fails to deliver	440,476
Due from customer	185,396
Fixed assets and leasehold improvements (net of accumulated depreciation and amortization of $57,520)	22,744
Other assets	253,474
Total assets	$3,662,405
Liabilities and stockholder's equity	
Liabilities:	
Due to customer	$ 440,476
Fails to receive	185,396
Other liabilities	91,439
Total liabilities	717,311
Total stockholder's equity	2,945,094
Total liabilities and stockholder's equity	$3,662,405

See notes to statement of financial condition.

Dexia Securities U.S.A., Inc.
(formally Kempen & Co U.S.A., Inc.)

Notes to Statement of Financial Condition

December 31, 2001

1. Organization and Basis of Presentation

Dexia Securities U.S.A., Inc. (the "Company") is a wholly-owned subsidiary of Dexia Bank Nederland (the "Parent"). In 2001, the Dexia Group purchased the Company's former parent and as a result the Company's name was changed from Kempen & Co U.S.A., Inc. to Dexia Securities U.S.A., Inc. The Company is a securities broker-dealer and a member of the National Association of Securities Dealers, Inc. The Company acts as an agent for institutional customers in the purchase and sale of foreign securities. The Company executes all trades with its Parent and uses its Parent's facilities to clear such trades. Trades are settled on a delivery versus payment basis.

2. Summary of Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Sales commission revenues are recorded on a trade date basis.

Fixed assets are depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements are depreciated over the shorter of their estimated useful life or the length of the lease.

Cash and cash equivalents are defined as cash and short-term, highly liquid investments with original maturities of three months or less.

3. Related Party Transactions

Due from Parent primarily represents commissions due from the Parent. Commission revenues are allocated to the Company based upon various revenue-sharing arrangements with the Parent for commissions earned on the facilitation of customer trades. For the year ended December 31, 2001, such revenues totaled approximately $1.6 million.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $1,956,166, which was $1,856,166 in excess of its required net capital of $100,000. The Company's net capital ratio was in compliance with the net capital ratio requirement.

On April 19, 2001, the Company obtained approval from the National Association of Securities Dealers, Inc. to reduce its minimum net capital requirement to $100,000.

5. Commitments

The Company leases office space under a noncancelable lease, which expires on April 26, 2005.

At December 31, 2001, the Company's future minimum rental commitments, based upon the terms under the noncancelable lease, which has a remaining term of four years, are as follows:

2002	$220,676
2003	220,676
2004	220,676
2005	73,559
	735,587
Less aggregate sublease income	60,000
	$675,587

6. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company is engaged in various brokerage activities whose counterparties are primarily institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the security underlying the contract at a loss.

All of the Company's cash and cash equivalents are on deposit with a single bank. In addition, a substantial portion of the Company's other assets consists of a receivable from its parent.